UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NEIMAN MARCUS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Performance Options to Purchase Neiman Marcus, Inc. Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Neiman Marcus, Inc. Common Stock Underlying Class of Securities)

Nelson A. Bangs, Esq. NEIMAN MARCUS, INC One Marcus Square, 1618 Main Street Dallas, Texas 75201 (214) 743-7610	Copies to: Amy R. Curtis Sharon M. Fountain Thompson & Knight LLP 1722 Routh Street, Suite 1500 Dallas, Texas 75201 (214) 969-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,095,326.98	$508.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 26,614.456 eligible options to purchase the Issuer’s common stock that are outstanding under the Neiman Marcus, Inc. Management Equity Incentive Plan will be tendered pursuant to the offer. These options have an aggregate value of $9,095,326.98 calculated based on a Black-Scholes-Merton option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO is filed by Neiman Marcus, Inc., a Delaware corporation (“Neiman Marcus”), in connection with its offer to exchange all of the outstanding performance options to purchase Neiman Marcus common stock, par value $0.01 per share (“Neiman Marcus shares”) that are properly tendered and not properly withdrawn for new performance options to purchase Neiman Marcus shares from the employees of Neiman Marcus and its subsidiaries. The exchange offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 17, 2009, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) and the related election form and withdrawal form (which together, as may be amended or supplemented from time to time, constitute the exchange offer).

On the terms and subject to the conditions listed in the Offer to Exchange, Neiman Marcus is inviting the employees of Neiman Marcus and its subsidiaries to exchange performance options to purchase Neiman Marcus shares for new performance options to purchase Neiman Marcus shares.

This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Neiman Marcus, Inc. Neiman Marcus’s principal executive offices are located at One Marcus Square, 1618 Main Street, Dallas, Texas 75201, and its telephone number at that address is (214) 743-7610.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Neiman Marcus to its employees and those of its subsidiaries to exchange outstanding options to purchase Neiman Marcus shares granted as “Performance Options” with an exercise price in excess of $1,000 per share (“Eligible Options”), under the Neiman Marcus, Inc. Management Equity Incentive Plan, as amended (the “Neiman Marcus Plan”), for new “Performance Options” to purchase Neiman Marcus shares as more fully described in the Offer to Exchange (the “New Options”). Eligible Options will not include Performance Options granted to Burton M. Tansky, the President and Chief Executive Officer of Neiman Marcus or Performance Options with a current exercise price of $1,000 or less per share. Each New Option will be subject to the terms of the Neiman Marcus Plan. The actual number of Neiman Marcus shares subject to options to be exchanged in the Offer to Exchange will depend on the number of Neiman Marcus shares subject to Eligible Options tendered by employees and accepted for exchange. Neiman Marcus is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B), and Withdrawal Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risk Factors,” “The Exchange Offer—Eligible Optionholders and Eligible Options,” “The Exchange Offer—New Options,” “The Exchange Offer—Expiration Date; Cancellation Date and New Option Grant Date,” “The Exchange Offer—Acceptance of Eligible Options for Exchange; Grant of New Options,” and “The Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Exchange Offer—Shares of Neiman Marcus” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the subject company. Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title
David A. Barr	Director
Jonathan Coslet	Director
James Coulter	Director
John G. Danhakl	Director
Sidney Lapidus	Director
Kewsong Lee	Director
Carrie Wheeler	Director
Burton M. Tansky	Director, President and Chief Executive Officer
Karen W. Katz	Executive Vice President and President and Chief Executive Officer of Neiman Marcus Stores
James E. Skinner	Executive Vice President and Chief Financial Officer
James J. Gold	President and Chief Executive Officer of Bergdorf Goodman
Gerald A. Barnes	President and Chief Executive Officer of Neiman Marcus Direct
Nelson A. Bangs	Senior Vice President and General Counsel
Marita O’Dea	Senior Vice President and Chief Human Resource Officer
Phillip L. Maxwell	Senior Vice President and Chief Information Officer
Wayne A. Hussey	Senior Vice President, Properties and Store Development
Wanda Gierhart	Senior Vice President and Chief Marketing Officer

The business address of each of the above named directors and executive officers is One Marcus Square, 1618 Main Street, Dallas, Texas 75201.

The information set forth under Item 2(a) above and in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Exchange Offer” titled “Eligible Optionholders and Eligible Options,” “New Options,” “Expiration Date; Cancellation Date and New Option Grant Date,” “Procedure for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Exchange; Grant of New Options,” “Conditions of The Exchange Offer,” “Shares of Neiman Marcus,” “Source and Amount of Consideration; Terms of New Options,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under “The Exchange Offer” titled “Eligible Optionholders and Eligible Options”, “Procedure for Tendering Eligible Options” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “The Exchange Offer—Purposes of The Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under “The Exchange Offer—Acceptance of Eligible Options for Exchange; Grant of New Options” and “The Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information—Plans or Proposals” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “The Exchange Offer—Source and Amount of Consideration; Terms of New Options” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under “The Exchange Offer—Conditions of The Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The financial information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information,” “Schedule A—Selected Financial Data,” and referenced in “The Exchange Offer—Information Concerning Us; Financial Information—Additional Information” is incorporated herein by reference. Our most recent Annual Report on Form 10-K can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options,” and “The Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NEIMAN MARCUS, INC.

/S/ NELSON A. BANGS
Nelson A. Bangs
Senior Vice President and General Counsel

Date: November 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 17, 2009

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Memorandum to Employees

(a)(1)(E)	Form of Email Communication to Employees

(a)(1)(F)	Form of Individual Listing of Eligible Options

(a)(1)(G)	Slides from Employee Presentation

(b)	Not applicable

(d)(1)	Newton Acquisition, Inc. Management Equity Incentive Plan (effective November 29, 2005) (now the Neiman Marcus, Inc. Management Equity Incentive Plan)

(d)(2)	Amendment to the Newton Acquisition, Inc. Management Equity Incentive Plan (effective as of January 1, 2009)

(d)(3)	Second Amendment to the Neiman Marcus, Inc. Management Equity Incentive Plan (effective as of November 16, 2009)

(d)(4)	Form of Amended and Restated Stock Option Grant Agreement under the Neiman Marcus, Inc. Management Equity Incentive Plan (Non-Qualified Stock Options)

(g)	Not applicable

(h)	Not applicable